Sub-Item 77I:  Terms of new or amended securities

C Class shares of Accessor Funds commenced operations on December 30, 2002.  C Class shares are offered to investors without the imposition of any front-end sales load; however, certain C Class shares of the Accessor Funds are subject to a contingent deferred sales charge of 1.00% for redemptions within the first 12 months of purchase.  C Class shares also incur distribution and service fees imposed of up to 1.00% annually.